Exhibit 99.1

Nano Dimension Outlines Strategic Vision Following Desktop Metal Merger Ruling

Waltham, Mass, March 26, 2025 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leader in Digital Manufacturing solutions, today provided an update following the Delaware Court of Chancery’s March 24, 2025 ruling, which upheld Nano Dimension’s obligation to complete the acquisition of Desktop Metal, Inc. (NYSE: DM) per the parties’ July 2, 2024 Merger Agreement.

Strategic Focus and Integration Planning

Since the recomposition of the Nano Dimension Board on December 15, 2024, the Company has diligently prepared for the integration of Desktop Metal, despite ongoing litigation. These proactive efforts position Nano Dimension to maximize the combined entity’s potential.

Nano Dimension’s strategic objective (outlined in our January 28, 2025 shareholder letter) is to become the preeminent provider of digital manufacturing solutions for high-value, high-growth applications to the aerospace & defense, automotive, electronics, industrial, and medical sectors. An acquisition of Desktop Metal, along with Nano Dimension’s pending merger with Markforged Holding Corporation (NYSE: MKFG) (“Markforged”), would significantly expand Nano Dimension’s scale and customer base.

Nano Dimension’s Strategic Pillars for Future Growth and Value Creation

The following drivers will position the Company as a leader in creating value for its shareholders, customers, and employees long into the future:

●	Maintaining Financial Strength: Ensure a robust capital base.

●	Driving Profitable Growth: Focus on products and services where there's cutting edge technology with a growth outlook that can deliver financial results.

●	Growing Margins: Achieve manufacturing excellence by consolidating operations, supply chains and information systems.

●	Building Indispensable Customer Partnerships: Deliver solutions that make Nano Dimension a critical manufacturing partner.

From the Chairman

Nano Dimension’s Chairman Ofir Baharav said: “While we are disappointed with the decision of The Delaware Court of Chancery and are considering all of our options, we recognize that the transaction may close. Nano Dimension's board of directors and management have been diligently planning for a rapid, successful integration of Desktop Metal's people, products, and assets to help the combined company become a world leader in digital manufacturing.”

About Nano Dimension

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices.

For more information, please visit https://www.nano-di.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

Investors: Moshe Rozenbaum, VP Corporate Development | ir@nano-di.com

Media: Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com